Exhibit 21.1

BRIGHTSPIRE CAPITAL, INC.
LIST OF SIGNIFICANT SUBSIDIARIES

State or Jurisdiction of
Subsidiary Name	Formation
BrightSpire Capital Advisors, LLC	Delaware
BrightSpire Capital Mortgage Corporation, LLC	Delaware
BrightSpire Capital Mortgage Parent, LLC	Delaware
BrightSpire Capital Mortgage Sub-REIT, LLC	Delaware
BrightSpire Capital Operating Company, LLC	Delaware
BrightSpire Capital RE Corporation, LLC	Delaware
BrightSpire Capital RE Holdco, LLC	Delaware
BrightSpire Capital US, LLC	Delaware
BRSP 2021-FL1 DRE, LLC	Delaware
BRSP 2021-FL1, Ltd.	Cayman Islands
BRSP 2024-FL2 DRE, LLC	Delaware
BRSP 2024-FL2, Ltd.	Cayman Islands
CFI Stavanger Holdings AS	Norway
CFI Stavanger S.a.r.l.	Luxembourg
CLNC 2019-FL1 DRE, LLC	Delaware
CLNC 2019-FL1, Ltd.	Cayman Islands
ColStat Holdings, LLC	Delaware
Forusbeen 50 AS	Norway